Sept. 2nd 8 a.m. to 11 a.m. (EDT) 9 a.m. to 12 p.m. (Brasília time) Sign up We invite you to a 100% digital meeting in which our executives will share the developments in our businesses and their impact on UX. _________________________________ _________________________________ Follow Itaú Unibanco's latest news on our Investors Relations website